May 25, 2005

via facsimile to (318) 424-6398 and U.S. mail

Mr. Joseph M. Rodano, President
Petrol Industries, Inc.
202 North Thomas, Suite 4
Shreveport, LA 71107-6539

	Re:	Petrol Industries, Inc.
		Form 10-KSB, Filed April 1, 2005
		File No. 0-3912

Dear Mr. Rodano:

      We have reviewed the above filing and have the following accounting comments. Our review has been limited to your financial statements and the related disclosures in Management`s Discussion and Analysis. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004 filed April 1, 2005

Independent Auditor`s Report, page 9

1. As required by PCAOB Audit Standard 1, all reports issued on or after
May 24, 2004 must state that the audit was conducted in accordance with
"the standards of the Public Company Accounting Oversight Board
(United
States)." Please have your independent auditor revise the second paragraph of the report to make this statement, if true.

Certification

2. Please revise the Section 302 certifications to reflect the language
adopted in SEC Release No. 33-8238 available at
http://www.sec.gov/rules/final/33-8238.htm.  See also Exhibit 31 and 32 at
Item 601(6) of Regulation S-B.
*       *       *        *

      As appropriate, please amend your filing(s) and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of amendment(s) to expedite our review. Please furnish a cover letter with your amendment(s) that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment(s) and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      You may contact Gabrielle Malits, Staff Accountant, at (202)
551-
3702 or Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters.
Please contact me at (202) 551-942-1870 with any other questions.
Direct
all correspondence to the following ZIP code:  20549-0405.

							Sincerely,



							H. Roger Schwall
							Assistant Director

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Petrol Industries, Inc
May 25, 2005
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE